UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549


      DIVISION OF
   CORPORATION FINANCE
                                                       December 18, 2019

Patrick Goepel
Chief Executive Officer
Asure Software, Inc.
3700 N. Capital of Texas Highway, Suite 350
Austin, Texas 78746

RE:    Asure Software, Inc,
       Schedule TO-I filed December 16, 2019
       Filed by Asure Software, Inc.
       File No. 005-43608

Dear Mr. Goepel:

        We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.

Offer to Purchase for Cash | Exhibit (a)(1)(i) to Schedule TO

1. Rule 14d-1(g)(3) defines the term "business day" to mean "any day, other than Saturday,
   Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through
   12:00 midnight Eastern time." The codified text does not state that a business day promptly ends at 12:00 midnight, only runs "to" or "until" midnight, or otherwise concede that a gap was intended to exist between 12:00 midnight and 12:01 a.m. This offer, however, expires at
   11:00 p.m. Central Time on January 14, 2020. Please revise to conform with Rule 14e-1(a),

2. Rule 13e-4(e) requires dissemination to security holders of the information the issuer is obligated to provide under Rule 13e-4(d)(1). At present, it appears that some of the required disclosures were only filed on EDGAR and not affirmatively disseminated to security holders. Please advise us, with a view toward revised disclosure within the Offer to
   Exchange, whether or not the information under Items 2 and 3 of Schedule TO has been included within the Offer to Exchange.
 Patrick Goepel
Asure Software, Inc.
December 18, 2019
Page 2

3. The invitation to exchange options for restricted stock units has been described in the title and otherwise as a singular "offer to exchange." Please provide us with a summary of the legal analysis upon which the issuer relied to ostensibly conclude that the offer complies with
   Rule 13e-4(f)(8)(i) given that certain option holders appear to have been excluded.

4. Please revise the disclosure to specify the exact number of options being sought. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A, as well as Rule
   14e-1(b) of Regulation 14E (which provision assumes a fixed amount of securities is sought).

5. Notwithstanding the disclosure in Exhibit (a)(1)(ii), please advise us how the issuer fulfilled its obligation to disseminate the tender offer under Rule 13e-4(e)(1).

Who is eligible to participate in this offer?, page 3

6. Please refer to the following statement: "If we withdraw the Offer to Exchange in a particular jurisdiction, the Offer to Exchange will not be made to, nor will surrenders of eligible stock options be accepted from [ ] employees in that jurisdiction. Please revise to remove the implication that holders of preferred stock could not otherwise participate in the issuer tender offer if holders of stock options residing in a jurisdiction where the offer is prohibited participated from a jurisdiction where the offer is permitted. Refer to Rule 13e-
   4(f)(8)(i). Alternatively, please revise to limit the restriction to only U.S. "states" instead of all jurisdictions for conformity with regulatory text within Rule 13e-4(f)(9)(ii).

Schedule B | Summary of Financial Information

7. Item 10 of the Schedule TO filed by the issuer indicates a determination has been made to incorporate the required financial information by reference. Notwithstanding the decision to also Summary Financial information in the Offer to Exchange, not all of the financial information required by Instruction 6 to Item 10 of Schedule TO and corresponding Item
   1010(c) of Regulation M-A appears to have been provided. Please revise or advise.

Item 12. Exhibits | Schedule TO

8. Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index. In order to comply with General Instruction
   F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to identify any periodic reports (or the discrete content of such reports so incorporated) upon which the issuer has relied to satisfy its disclosure obligations. The reference made in Instruction F to
   "submitted" relates to the actual filing   or refiling   of the periodic
report or other filing
   as distinguished from the separate obligation to identify an informational source as an exhibit. Refer also to corresponding Item 1016(a)(5) of Regulation M-A. Patrick Goepel
Asure Software, Inc.
December 18, 2019
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3266.


                                                      Sincerely,

                                                      /s/ Nicholas P. Panos

                                                      Nicholas P. Panos
                                                      Senior Special Counsel
                                                      Office of Mergers &
Acquisitions

cc: Patrick Pohlen, Esq.
Katheryn A. Gettman, Esq.